EXHIBIT 99.1

Investor & Media Contacts: Elana Holzman elana.holzman@alvarion.com

Alvarion (in Receivership) Provides Update on Company’s Creditors’ Plan of Settlement

Court approves payments to Silicon Valley Bank and employees

Rosh Ha’ayin, Israel, November 13, 2013 – Alvarion® Ltd. (in receivership) (NASDAQ: ALVR) announced today that the District Court of Tel Aviv – Yaffo held a hearing regarding the creditors’ plan of settlement which was submitted to the Court on November 6, 2013.

Under the plan, the Company’s creditors will receive NIS 6.25 million of the proceeds from the sale of the Company’s assets as stipulated in the asset sale agreement and will be issued Company shares constituting 15% of the Company’s share capital. The proposed creditors’ plan of settlement is subject to certain conditions, including approval by a creditors’ meeting and the continued listing of the Company on NASDAQ and the Tel Aviv Stock Exchange after January 13, 2014. In order to meet this condition and remain listed, the Company must emerge from bankruptcy proceedings and demonstrate compliance with all applicable requirements for initial listing on NASDAQ by that date.

The Court has scheduled another hearing to further discuss the proposed creditors’ plan of settlement for December 2, 2013.

Separately, the Court approved payments totaling NIS 12.2 million to Silicon Valley Bank, a secured lender, as well as advance payments to the Company’s employees, defined as senior preferential creditors.  These payments were made from proceeds already received from the operation and sale of the Company’s assets.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  The forward-looking statements contained herein are based largely on the Company’s current expectations and assumptions and are subject to a number of risks and uncertainties.  The Company cautions that trading in its ordinary shares is highly speculative and poses substantial risks.  The Company emphasizes that its currently outstanding ordinary shares may have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares.  In addition, there is no guarantee that the Company will be successful in keeping its ordinary shares listed on NASDAQ and consequently on the Tel Aviv Stock Exchange.  The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made, that may bear upon such forward-looking statements.